March 29, 2013
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 29, 2012
File No. 000-27038
Dear Ms. Collins:
We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. dated March 11, 2013 relating to the above referenced Annual Report on Form 10-K filed on November 29, 2012.
For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

Comment 1. We note your response to prior comment 3 where you state that the cumulative results, supported by the final royalty and transfer pricing study, coupled with your future profitability estimates, provided significant positive evidence to support the reversal of your U.S. valuation allowance at the end of fiscal 2012. Please clarify whether you considered what your cumulative results would have been under the new royalty arrangement and, if so, please tell us the dollar amount of such results. Otherwise, please clarify why the cumulative results realized under the old royalty arrangement are relevant in your analysis of future projected income, as it does not appear they would be representative of future income under the new IP Strategy.

Company Response. We considered but did not recalculate what our cumulative results would have been under our new IP Strategy in 2010 and 2011, as our cumulative results were profitable and our primary basis for the reversal of our valuation allowance was our future projected U.S. income. The cumulative results under the old royalty arrangement are not relevant to the analysis of future projected U.S. income. In estimating our future projected U.S. income, we considered our new IP Strategy, business growth, geographical sales mix and the impact of acquisition-related expenses. We determined that projected future U.S. income for the next three fiscal years would be sufficient to support the reversal of our U.S. valuation allowance at the end of fiscal 2012.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
March 29, 2013

Comment 2. We note your response to prior comment 4. However, we do not believe that past variability in your effective tax rate as a result of discrete events should impact the consideration that you give to disclosing known trends that may result in adjustments to your statutory rate and income before income taxes in future periods. Please tell us the amount by which the new IP strategy impacted your statutory rate in 2012. Also, tell us what impact you anticipate this strategy will have on your future statutory tax rate and why you do not believe a discussion of this trend in potential tax savings is meaningful to your investors. As part of your response, please also explain the difference between your foreign tax rate adjustment for the year ended September 30, 2012 and your foreign tax rate adjustment for the quarter ended December 31, 2012. Lastly, tell us your consideration to disclosing in future filings explanations for significant changes in your foreign tax rate adjustment.

Company Response. Our new IP strategy resulted in a $42 million adjustment to reconcile our statutory tax rate to our effective tax rate. We believe our new IP strategy will increase our foreign adjustment to reconcile our statutory tax rate to our effective tax rate as foreign profits increase with the growth of the company, coupled with foreign tax rates that are lower than the U.S. statutory tax rate. In future filings, we will include the following in MD&A; “In fiscal 2012, we implemented a new IP Strategy that we expect will reduce our effective tax rate as we expect our foreign profit in lower tax rate jurisdictions to increase.” In addition, to the extent meaningful to our investors, we will include a discussion of any additional trends in our effective tax rate in future filings.

Our current projections for fiscal 2013 indicate that our foreign tax rate adjustment to reconcile our statutory tax rate to our effective tax rate is estimated to be approximately $50 million under the new IP strategy. This adjustment is increasing as the amount of future foreign profits is projected to increase. In future filings, when the rate reconciliation table is presented, we will provide additional disclosure explaining significant changes in our foreign tax rate adjustment.

* * * * * * * * * *

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
March 29, 2013

We hereby acknowledge the following;

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your question or comments regarding our response to the undersigned at (781) 565-5000.
Sincerely,
/s/ Thomas L. Beaudoin
Thomas L. Beaudoin
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc
Daniel D. Tempesta, Nuance Communications, Inc.
Todd DuChene, Esq., Nuance Communications, Inc.
Garrison R. Smith, Esq., Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation